Exhibit 4.17

Service Agreement

This service agreement (this “Agreement”) is made as of this 31 day of July, 2023 (the “Effective Date”), by and between Maris-Tech Ltd., a company validly existing under the laws of the State of Israel, reg. no. 514135730, with registered offices at 2 Yitzhak Modai St., Rehovot, Israel (“Maris”) and Parazero Technologies Ltd., a company validly existing under the laws of the State of Israel, reg. no. 514932821 with registered offices at 30 Dov Hoz Street, Keryat Ono, Israel (“Parazero”). Each of Maris and Parazero may be referred to herein as a “Party” and together as the “Parties”.

WHEREAS Maris is a company which is engaged in edge computing hardware and software solutions for remote platforms, especially drones; and

WHEREAS Maris also designs drones fault prediction algorithms for its edge computing platforms; and

WHEREAS Maris is engaged with drone manufactures and has experience and expertise with the drones’ market; and

WHEREAS Parazero is a company which is engaged in Drone Safety Solutions; and

WHEREAS Pararzero wishes to use Maris’ consultancy services for business development, marketing and sales (“Business Development Services”); and

WHEREAS in addition to the above, the Parazero wishes to engage Maris for soliciting and introducing Parazero with potential customers who wish to purchase its products (“Commercial Transaction”), respectively (the “Finder Services”, and collectively with the Business Development Services, the “Services”).

NOW THEREFORE, in consideration of the mutual promises and covenants contained herein, the Parties hereto hereby agree as follows:

1.	Preamble and Interpretation.

1.1	The preamble to this Agreement and the exhibits hereto forms an integral part of this Agreement.

1.2	The headings of sections used in this Agreement are for convenience purposes only and shall not be used for the construction or interpretation thereof.

2.	Definitions

2.1	“Intellectual Property Rights” shall mean all proprietary rights and intellectual property and industrial property rights, including rights in confidential information throughout the world, whether registerable or not, including (i) all rights in, and in relation to, any patents, designs, trademarks, trade and business names (including all goodwill associated with any trademarks or trade and business names), copyright, copyrightable subject matter and related rights, moral rights, rights in data and databases, domain names, formulas, processes, know-how, data, ideas, inventions, and technology, and information of every kind or description conceived, developed, generated, made, fixed in a tangible medium of expression, or reduced to practice, either alone or jointly with others, in connection with the performance of this Agreement, and including the benefit of all registrations and applications of any of the foregoing, the right to apply for registration of any of the foregoing items and all rights in the nature of any of the foregoing items, each for their full term (including any extensions or renewals thereof) and wherever in the world; and (ii) all rights in the nature of unfair competition rights and to sue for passing off and for past, present or future infringement, misappropriation or other violation of Intellectual Property Rights.

3.	Services.

3.1	Business Development Services. Maris agrees to use its means, facilities, qualifications, experience and professional network to provide Parazero with the Services. The Services shall be provided in a diligent manner, in good faith and in Parazero’s best interests.

3.2	Finder Services.

3.2.1	Maris shall be entitled to receive the Commercial Transaction Commission (as defined below) from Net Revenues (as such term is defined below) subject to, and as provided for, herein.

3.2.2	Maris shall introduce Parazero to Potential Customer (se defined herein). Prior to approaching a potential customer, Maris shall furnish to Parazero with a list of potential customers. Thereafter, Parazero, in its sole and absolute discretion, shall determine either to approve or disapprove each party on such list, where parties that are approved in writing by Parazero shall be referred to as “Potential Customers”. Potential Customers shall be detailed in Exhibit A attached hereto (as may be amended by the Parties from time to time), will be approached by Maris and introduced to Parazero.

3.2.3	The term “Qualified Customer” shall mean a Potential Customer that entered, during the Eligibility Period, into a commercial agreement with Parazero for the licensing and/or sale of Parazero’s products and/or services.

3.2.4	The term “Eligibility Period” shall mean the Term (as defined below) and nine (9) months thereafter, unless the Agreement is terminated due to Maris’ breach, in which case the Eligibility Period shall mean solely the Term.

3.2.5	The term “Net Revenues” shall mean the net cash (or other proceeds that will be valued in cash, as determined in good faith by Parazero’s Board of Directors) proceeds actually received by Parazero under from a Qualified Customer, which are not subject to any contingency, during a period ending once 36 months shall have lapsed from the last order or purchase of Parazero’s products or services made by such Qualified Customer. Net Revenues shall exclude: (a) any charges and related expenses that are based on actual costs pertaining to the transaction such as insurance, travel, accommodation, per diem allowance, export and import taxes, excise taxes and/or value-added tax, as applicable; and (b) any reimbursements or refunds to which a customer may be entitled to with respect to a Qualified Customer.

3.3	All Services shall be performed in full coordination with the Parazero. Maris shall not be considered an agent of Parazero and in no event is authorized to obligate or commit Parazero to the terms of any agreement without Parazero’s express written authorization and direction. Whether or not any transaction is entered into as well as the terms of such transaction are in the sole discretion of Parazero.

4.	Consideration.

4.1	In consideration for the Business Development Services, Parazero shall pay Maris USD10,000 per month plus VAT (the “Service Fee”).

4.2	In addition, Parazero shall pay Maris a ten percent (10%) commission plus VAT (the “Commercial Transaction Commission”), out of the Net Revenues. The Commercial Transaction Commission shall be paid in cash.

4.3	Other than the consideration set forth in this Section 4, Maris shall not be entitled to any additional compensation from the Parazero in connection with the Services described in this Agreement.

5.	Representations and Warranties.

5.1	Each Party represents and warrants to the other Party as follows:

5.1.1	That it has the corporate power and authority and the legal right to enter into this Agreement and to perform its obligations hereunder, and there is no contractual restriction or obligation binding on it, or a required approval of a third party, that would be materially contravened by execution and delivery of this Agreement or by the performance or observance of its terms;

5.1.2	That the execution, delivery, and performance of this Agreement have been duly authorized by all necessary corporate actions;

5.1.3	That this Agreement constitutes a valid obligation of such Party and is binding and enforceable against such Party in accordance with the terms hereof;

5.1.4	That it shall comply with all applicable laws and regulations relating to the contemplated in its field of business of collaboration, including, without limitation, in the case of Maris, the sale or use of the Maris’ products.

5.1.5	That it shall not make any warranties, representations and/or commitments on behalf of the other Party, without the explicit prior written consent of such Party.

5.1.6	That it, during the Term (as defined below) and for a period of twelve (12) months thereafter, shall not, and shall not permit any third party to induce, solicit, recruit or encourage any employee or consultant of the other Party to leave the employ of such Party.

5.2	Maris shall not subcontract any services or any of its obligations hereunder to another entity without Parazero’s prior written approval.

6.	Confidentiality.

6.1	Each Party (the “Receiving Party”) is aware that that in the framework and/or as a result of this Agreement, the Receiving Party and its employees shall be exposed to Confidential Information (as such term is defined below) of the other Party “Disclosing Party”, respectively). Receiving Party hereby acknowledges that all Confidential Information (other than the work products to be owned by the respective Party as prescribed herein) is the exclusive property of the respective Disclosing Party and that disclosure of such Confidential Information may cause the Disclosing Party to suffer serious competitive disadvantage as well as immediate and irreparable injury and damages. Accordingly, Neither Receiving Party nor any of its employees and/or another on its behalf will, either during the period of collaboration herein and thereafter, use for any purpose (other than for the benefit of the respective Disclosing Party during the Term) or disclose to any person, firm or entity any of Disclosing Party’s Confidential Information unless required by law, in which case the Receiving Party shall, if legally permitted, give prompt notice to the Disclosing Party.

6.2	Notwithstanding the foregoing, said undertakings shall not apply to information that the respective Receiving Party can prove to be (a) in the public domain or becomes part of the public domain, not as a result of any fault of Receiving Party; or (b) already known to the Receiving Party, at the time of receiving such information, without any confidentiality and/or use restrictions, from sources other than the Disclosing Party or in relation to the Receiving Party engagement with the Disclosing Party; or (c) subsequently furnished to the Receiving Party, without any confidentiality and/or use restrictions, by a third party without breaching a confidential obligation; or (d) required to be disclosed pursuant to an order of a court of competent jurisdiction or by applicable law or regulation.

6.3	By way of illustration and not limitation, “Confidential Information” shall include (i) any and all information concerning the business and affairs of the Disclosing Party, product specifications, data, know-how, compositions, processes, formulas, methods, designs, samples, inventions and ideas, past, current and planned development or experimental work, current and planned distribution methods and processes, customer lists, trade secrets, current and anticipated customer requirements, price lists, market studies, business plans, database technologies, systems, structures and architectures (and related processes, algorithms, compositions, improvements, know-how, inventions, discoveries, concepts, ideas, designs, methods and information) of the respective Disclosing Party, and any other information, however documented of the Disclosing Party; (ii) any and all information concerning the business and affairs of the Disclosing Party (which includes historical financial statements, financial projections and budgets, historical and projected sales, capital spending budgets and plans, the names and backgrounds of key personnel, personnel training and techniques and materials), however documented; (iii) information of third parties as to which the respective Disclosing Party has an obligation of confidentiality; and (iv) any and all notes, analysis, compilations, studies, summaries, and other material prepared by or for the Disclosing Party containing or based, in whole or in part, on any information included in the foregoing.

6.4	Upon termination or expiration of this Agreement the respective Receiving Party shall return, or promptly destroy (at the instruction of the Disclosing Party), all Confidential Information of the Receiving Party, without retaining any copies thereto.

6.5	The respective obligations of the Parties under this Section 6 shall survive termination of this Agreement for any reason for a period of three (3) years of such termination, except with respect to trade secrets, in which case the obligations under this Section 6 shall remain in force as long as such trade secrets maintains its status as such.

6.6	Parazero acknowledges that Maris is a public company whose securities are traded on the NASDAQ Stock Exchange, and therefore any non-public and confidential information concerning Maris and/or this Agreement and/or any collaboration between the Parties may be considered as inside information, as such term is defined under the applicable securities laws and regulations promulgated thereunder. Accordingly, Parazero (i) shall not acquire or sell, or offer to do the same, with respect to any of the securities of Maris, while this Agreement is in effect or while in possession of such non-public or confidential information, and (ii) shall not make any publication of any such information, or information referring to Maris without Maris’ prior written consent. Parazero represents and warrants that it has appropriate policies and procedures in place to comply with the foregoing prohibitions.

6.7	Maris acknowledges that Parazero, is, or may in the near future, be a public company whose securities are or wil be traded on the Nasdaq Stock Exchange, and therefore any non-public and confidential information concerning Parazero and/or this Agreement and/or any collaboration between the Parties may be considered as material non-public information, as such term is defined under the applicable securities laws and regulations promulgated thereunder. Accordingly, Maris (i) shall not acquire or sell, or offer to do the same, with respect to any of the securities of Parazero, while in possession of such material non-public information, and (ii) shall not make any publication of any such information, or information referring to Parazero without Parazero’s prior written consent. Maris represents and warrants that it has appropriate policies and procedures in place to comply with the foregoing prohibitions.

7.	Proprietary and Intellectual Property Rights.

7.1	All Intellectual Property Rights of either Party, known or developed by each Party prior to commencement of the Agreement, and any collaboration developed in connection with the Agreement, is, and shall remain at all times property exclusively owned by such Party, and unless specifically agreed herein, nothing in this Agreement shall operate to assign or license any right, title or interests in such prior Intellectual Property Rights to the other Party.

7.2	Neither Party shall, directly or indirectly, reverse compile, reverse engineer, decompose, re-engineer, disassemble, copy, modify, attempt to discover the source code of, bypass, alter, or tamper with any security or lockout features of, create derivative works of, adapt or otherwise make any changes to or allow changes to be made to the other Party’s technology, or any part or component thereof, or otherwise create, attempt to create, or knowingly permit or assist others to do the same.

7.3	In carrying out its respective obligations regarding the contemplated collaborations, neither Party shall use any third-party proprietary materials nor cause the breach of any third-party proprietary rights.

8.	Limitation of Liability; Insurance.

8.1	Any information / material / device which may be provided by one Party to the other was/is/will be provided on an “As Is” basis with no warranties, expressed or implied, including with respect to merchantability and fitness for a particular purpose.

8.2	In order to remove any doubt, Maris provides no warranty nor representation that its products or services would be successfully commercialized and/or is feasible on any technological and/or business aspect, and Parazero shall have no claims in that respect.

8.3	Except to the extent such Party may be required to indemnify the other Party hereunder or in the case of a Party’s willful breach of this Agreement, neither Party will be liable to the other Party or any third party for any special, consequential, exemplary, or incidental damages (including lost or anticipated revenues or profits relating to the same), arising from any claim relating to this Agreement, whether such claim is based on contract, tort (including negligence), or otherwise, even if an authorized representative of such Party has been advised of the possibility or likelihood of same.

8.4	Insurance. Each Party shall, during the term of the Project, maintain all insurance policies customary in the industry with respect to such Party’s respective obligations. Without derogating from the general nature of the foregoing, each of the Parties shall maintain product liability insurance and employer’s liability insurance under such coverages customary in the industry.

9.	Indemnification.

9.1	Each Party (the “Indemnifying Party”) will indemnify, defend and hold the other Party and/or its directors, officers, employees and agents (each, an “Indemnitee”) harmless from and against any and all direct losses and/or expenses (including reasonable attorney fee) resulting from any claim, demand or action brought by any third party against any Indemnitee that arises out of or is incurred in connection with any (a) breach by Indemnifying Party of its representations, warranties, covenants and other obligations under this Agreement; or (b) gross negligence or willful misconduct (including without limitations, any breach pertaining to confidentiality and/or Intellectual Property Rights thereto) of Indemnifying Party and/or anyone on its behalf and/or affiliated thereto, upon Indemnitee’s first demand.

10.	Term of Agreement and Termination.

10.1	Term. The term of this Agreement (the “Term”) shall commence on the Effective Date and shall remain in force, unless otherwise terminated as provided for herein.

10.2	Termination. Either Party may terminate this Agreement entirely, with a (90) ninety days prior written notice provided to the other Party.

10.3	Surviving Rights. The termination of this Agreement shall not affect any rights or obligations of the Parties which have accrued up to the date of such expiration or termination.

11.	Miscellaneous.

11.1	Assignment. Neither Party may assign this Agreement, in whole or in part, or otherwise transfer any of its rights or interests, nor delegate any of its obligations, under this Agreement, in any case whether voluntarily, involuntarily, by operation of law or otherwise, without the prior written consent of the other Party. This Agreement will be binding upon, and inure to the benefit of, the legal representatives, successors and permitted assigns of the Parties.

11.2	Notices. Any notices to be given hereunder shall be served on a Party by prepaid registered letter, facsimile, or email to its address given herein or such other address as may from time to time be notified for this purpose. Any notice given by letter shall be deemed to have been served four (4) days after the time at which it was posted and any notice given by facsimile or email shall be deemed to have been served twenty four (24) hours after it is dispatched.

11.3	No Agency, Joint Venture, Partnership. In performing their respective obligations under this Agreement, each of the Parties will operate as, and have the status of, an independent contractor and will not act as or be an agent, partner, co-venturer or employee of the other Party. Neither Party shall represent itself to be, or otherwise conduct itself as, an agent of the other Party and nothing contained in this Agreement shall be construed to give either Party the power to direct or control the day-to-day activities of the other or create or assume any obligation on behalf of the other. This Agreement does not create a partnership or joint venture between the Parties. Furthermore, each Party shall bear its own costs regarding any personnel and/or labor related costs (including fringe benefits, National Insurance, taxes and the like). In the event that any personnel of a Party has made claims asserting the existence of employer-employee relations between such individual and the other Party, then the Party that had engaged such individual shall indemnify and hold harmless such other Party, including its officers, agents, consultants and employees in connection thereto.

11.4	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Israel, without giving effect to conflicts of laws principles thereof. The competent courts of Tel Aviv, Israel, shall have sole and exclusive jurisdiction over any matter arising thereto.

11.5	Entire Agreement. This Agreement shall cancel and supersede all previous agreements and understandings between the Parties relating to any matter covered by this Agreement, and this Agreement, including the exhibits, schedules or other attachments hereto and referenced herein, shall constitute the entire agreement of the Parties. Any definitive agreement executed in connection with this Agreement, shall be added as an exhibit to this agreement, and shall be deemed as an integral part thereto.

11.6	Amendments. The provisions of this Agreement shall not be extended, varied, changed, modified or supplemented other than by agreement in writing signed by the Parties hereto.

11.7	Severability. If and to the extent any court of competent jurisdiction shall hold any provision (or any part thereof) of this Agreement to be invalid or unenforceable, such holding shall in no way affect the validity of the remainder of this Agreement, and the Parties shall negotiate, in good faith, a substitute, valid and enforceable provision that most nearly reflects the Parties’ intent in entering into this Agreement.

AGREED by the Parties through their authorized signatories on the date referred to on the first page of this Agreement.

Maris - Tech Ltd.			Parazero Technologies Ltd.

By:	/s/ Israel Bar	/s/ Nir Bussy	By:	/s/ Boaz Shetzer	/s/ Roy Borochov
	Israel Bar	Nir Bussy		Boaz Shetzer	Roy Borochov
Title:	CEO	CFO	Title:	CEO	Chairman